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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WOLVERINE TUBE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
978093 10 2
(CUSIP Number)
Mr. Steven S. Elbaum c/o The Alpine Group, Inc. One Meadowlands Plaza Suite 801 East Rutherford, New Jersey 07073 (201) 549-4400 (201) 549-4428 – Facsimile
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 978093 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Steven S. Elbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use only

4.	Source of funds (See Instructions) PF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 63,618,101 (See Item 5)
		9.	Sole Dispositive Power 5,454,546 (See Item 5)
		10.	Shared Dispositive Power 0 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,618,101 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 62.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

(a)	Title of Class of Equity Securities to which this Statement relates:

common stock, par value $0.01 per share (“Common Stock”)

(b)	Name and Address of Issuer’s Principal Executive Offices:

Wolverine Tube, Inc. (the “Company”)
200 CLINTON AVENUE WEST, SUITE 1000
HUNTSVILLE, AL 35801

Item 2.	Identity and Background

(a)	Name:

(b)	Residence or business address:

Steven S. Elbaum (the “Reporting Person”)
c/o The Alpine Group, Inc.
One Meadowlands Plaza
Suite 801
East Rutherford, New Jersey 07073

(c)	Present principal occupation or employment:

The Reporting Person is Chairman of the Board and Chief Executive Officer of the Alpine Group, Inc. (“Alpine”), an industrial holding company.

(d) and (e):
During the last five years, neither the Reporting Person nor any of his affiliates as discussed in this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration

On December 14, 2009, the Reporting Person purchased 2,000 shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”) through an entity over which the Reporting Person exercises control, 2,000 shares of Series B Convertible Preferred Stock of the Company (“Series B Preferred Stock”) through an entity over which the Reporting Person exercises control (each an “Elbaum Entity” and, together, the “Elbaum Entitites”) and 2,000 shares of Series B Preferred Stock in his individual capacity from Alpine. One of the Elbaum Entities is a limited liability company in which the Reporting Person and one other person are the sole members.  Mr. Elbaum, as sole manager of such limited liability company, has sole voting and dispositive power with respect to all shares held by the entity. The other Elbaum Entity is a family-owned entity over which Mr. Elbaum exercises sole voting and dispositive power with respect to all shares held by the entity.

On December 14, 2009, Alpine also sold 12,000 additional shares of Series A Preferred Stock and 2,000 additional shares of Series B Preferred Stock to certain other purchasers (the “Additional Purchasers” and, together with the Reporting Person and the Elbaum Entities, the “Purchasers”). The sales from Alpine to the Purchasers were made in a series of private placements pursuant the Purchase and Sale Agreements described in Item 6 below. Each of the Purchasers is an “accredited investor” as such term is defined pursuant to Rule 501 of Regulation D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Person purchased the Series A Preferred Stock and the Series B Preferred Stock with personal funds.

Item 4.	Purpose of the Transaction

The purpose of the transaction was to invest in the purchased securities of the Company.

Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, Alpine, Plainfield (as defined in Item 5 below), Alkest (as defined in Item 5 below) or the Additional Purchasers, presently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person will review on a continuing basis his investment in the Company. Based on such review, the Reporting Person may acquire, or cause to be acquired, additional securities of the Company, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of the general investment strategy of the Reporting Person, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Class Beneficially Owned: 63,618,101; 62.3% (See Item 5(c) below).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 (See Item 5(c) below).

(ii)	Shared power to vote or to direct the vote: 63,618,101 (See Item 5(c) below).

(iii)	Sole power to dispose or to direct the disposition of: 5,454,546 (See Item 5(c) below).

(iv)	Shared power to dispose or to direct the disposition of: 0 (See Item 5(c) below).

(c)
On December 14, 2009, Alpine sold 14,000 shares of Series A Preferred Stock and 6,000 shares of Series B Preferred Stock to the Purchasers as discussed in Item 3 above. The sales from Alpine to the Purchasers were made in a series of private placements pursuant the Purchase and Sale Agreements described in Item 6 below.

The Purchasers have agreed to be bound by the terms of a Stockholders Agreement among Alpine, which currently holds 494 shares of Series A Preferred Stock, 4,000 shares of Series B Preferred stock, 521,006 shares of Common Stock and options to purchase an additional 2,917,594 shares of Common Stock that are exercisable within 60 days of the filing of this Schedule 13D (the “Alpine Stock Options”), Plainfield Special Situations Master Fund Limited (“Plainfield”), which currently holds 38,000 shares of Series A Preferred Stock and 1,548,589 shares of Common Stock, and Alkest LLC, a Delaware limited liability company (“Alkest”), which currently holds 2,000 shares of Series A Preferred Stock, as described in Item 6 below.

The Series A Preferred Stock is convertible into Common Stock in an amount equal to $1,000 divided by the conversion price of $1.10 per share of Common Stock. Accordingly, the Reporting Person’s 2,000 shares of Series A Preferred Stock can be converted into 1,818,182 shares of Common Stock, Plainfield’s 38,000 shares of Series A Preferred Stock can be converted into 34,545,455 shares of Common Stock, Alkest’s 2,000 shares can be converted into 1,818,182 shares of Common Stock, and the 12,000 shares of Series A Preferred Stock collectively held by certain Additional Purchasers are convertible into 10,909,091 shares of Common Stock.

The Series B Preferred Stock is convertible into Common Stock in an amount equal to $1,000 divided by the conversion price of $1.10 per share of Common Stock. Accordingly, the Reporting Person’s 4,000 shares of Series B Preferred Stock can be converted into 3,636,364 shares of Common Stock, Alpine’s 4,000 shares of Series B Preferred Stock can be converted into 3,636,364 shares of Common Stock, and the 2,000 shares of Series B Preferred Stock collectively held by certain Additional Purchasers can be converted into 1,818,182 shares of Common Stock. Given Alpine’s holdings of 494 shares of Series A Preferred Stock, 4,000 shares of Series B Preferred Stock, 521,006 shares of Common Stock and the Alpine Stock Options, Plainfield’s holdings of 38,000 shares of Series A Preferred Stock and 1,548,589 shares of Common Stock, Alkest’s holdings of 2,000 shares of Series A Preferred Stock and the Purchasers’ collective holdings of 14,000 shares of Series A Preferred Stock and 6,000 shares of Series B Preferred Stock, the aggregate voting power of all shares of Series A Preferred Stock, Series B Preferred Stock, Common Stock and Alpine Stock Options currently beneficially owned by each of Alpine, Plainfield, Alkest and the Purchasers is 63,618,101.

By virtue of the relationship between Alpine, Plainfield, Alkest and the Purchasers and their agreements regarding the voting of stock contained in the Stockholders Agreement described in Item 6 below, Alpine, Plainfield, Alkest and the Purchasers may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act . As a member of a group, each of Alpine, Plainfield, Alkest and the Purchasers would be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Although the Reporting Person is reporting the Common Stock beneficially owned by Alpine, Plainfield, Alkest, and the Additional Purchasers as if they were members of a "group," the filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that the Reporting Person is a beneficial owner of any securities of the Company other than those held by the Reporting Person in his individual capacity and through the Elbaum Entities.

Although the Stockholders Agreement described in Item 6 below contains certain restrictions on the transfer of equity securities of the Company, the Reporting Person has retained sole dispositive power over the 2,000 shares of Series A Preferred Stock and the underlying Common Stock and the 4,000 shares of Series B Preferred Stock and the underlying Common Stock held by him in his individual capacity and through the Elbaum Entities.

The response to Item 6 below is incorporated by reference herein.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase and Sale Agreement

On December 14, 2009, Alpine sold 14,000 shares of Series A Preferred Stock and 6,000 shares of Series B Preferred Stock to the Purchasers in a series of private placements for a purchase price of $18.18 in cash per share. The Purchasers are shareholders of Alpine, including certain of its officers and directors. The sales were made pursuant to individual Purchase and Sale Agreements between Alpine and each Purchaser substantially in the form filed as Exhibit 1 hereto.  Under the Purchase and Sale Agreements, Alpine is entitled to receive an additional contingent payment in the event (i) any shares of Series A Preferred Stock or Series B Preferred Stock sold in the private placement are sold, redeemed or exchanged or any dividend or distribution is made in respect of such shares prior to June 30, 2012, and (ii) the value of the consideration received by a purchaser on account of such events exceeds $72.72 per share. The amount of the contingent payment, if any, made to Alpine shall be determined by the amount in which the value of the consideration received by the selling Purchaser exceeds $72.72 per share; provided, however, that Alpine shall not be entitled to a contingent payment in excess of $145.44 per share. Alpine shall receive any contingent payment in the form and type of consideration received by the selling Purchaser.

Each Purchaser agreed to be bound by the Stockholders Agreement described below in this Item 6.

Stockholders Agreement

Plainfield and Alpine entered into a Stockholders Agreement, dated as of February 16, 2006, (the “Stockholders Agreement”) filed as Exhibit 2 hereto. On February 26, 2007, Alkest became a party to the Stockholders Agreement. On December 14, 2009, each Purchaser became bound by the Stockholders Agreement pursuant to the Purchase and Sale Agreements described above in this Item 6. Pursuant to the Stockholders Agreement, none of Plainfield, Alpine, Alkest or the Purchasers shall transfer any voting securities of the Company without first offering such voting securities of the Company to the other parties bound by the Stockholders Agreement. The private placements to the Purchasers were permitted transfers under the Stockholders Agreement. Also pursuant to the Stockholders Agreement, Plainfield and Alpine each agree that, so long as the other holds 10% of the outstanding capital stock of the Company, it will vote all its eligible shares in favor of the two board designees of such other party, and Alkest and the Purchasers must vote all of their eligible shares in favor of the two board designees of each Alpine and Plainfield. The Stockholders Agreement also requires that for any matter submitted to Plainfield or Alpine as a holder of Series A Preferred Stock, each shall consult with the other and cooperate in order to attempt to reach agreement on the manner in which votes should be cast or consent be given.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Form of Purchase and Sale Agreement, dated December 14, 2009, between the Alpine Group Inc. and the Purchaser signatory thereto (incorporated by reference to Exhibit 11 of the Schedule 13D/A of Alpine filed on December 16, 2009)*

Exhibit 2
Stockholders Agreement dated February 16, 2007 between The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (incorporated by reference to Exhibit 7 of the Schedule 13D of Alpine filed on February 26, 2007)

*	The exhibits to the form of Purchase and Sale Agreement have been omitted; the Reporting Person agrees to furnish to the SEC a copy thereof upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

December 23, 2009
Date
/s/ Steven S. Elbaum
Signature
Reporting Person
Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)